EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-8) pertaining to the Amended and Restated 2009 Equity Incentive Plan of Retail Opportunity Investments Corporation and to the incorporation by reference therein of our reports dated February 22, 2018, with respect to the consolidated financial statements of Retail Opportunity Investments Corp. and Retail Opportunity Investments Partnership, LP, and the effectiveness of internal control over financial reporting of Retail Opportunity Investments Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, and the financial statement schedules of Retail Opportunity Investments Corp. and Retail Opportunity Investments Partnership, LP included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

December 27, 2018